FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                September                          2005
                                ------------------------------    -----------
Commission File Number          000-29898
                                ------------------------------    -----------

                          Research In Motion Limited
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                   Form 40-F    X
                     ----------                  ---------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                       ----


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                       ----



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                              No     X
                 ---------                     --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX



     Document
     --------

         1 News Release dated September 28, 2005 ("Research In Motion Reports Second Quarter Results")


This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684)

                                                                      Document 1

[RIM GRAPHIC OMITTED]

                                                                    News Release

                                                              September 28, 2005
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS SECOND QUARTER RESULTS

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported second quarter results for the three months ended August 27, 2005 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the second quarter of fiscal 2006 was $490.1 million, up 8% from $453.9 million in the previous quarter and up 58% from $310.2 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 70% for handhelds, 18% for service, 8% for software and 4% for other revenue. Approximately 620,000 BlackBerry subscribers were added in the quarter. As expected, subscriber additions in Q2 were impacted by summer seasonality, particularly in Europe. At the end of the quarter, the total BlackBerry subscriber base was approximately 3.65 million.

"We are very pleased with the progress achieved by RIM and its partners over the summer and we are particularly energized by our prospects for the second half of the fiscal year," said Jim Balsillie, Chairman and Co-CEO at RIM. "We are entering the second half with solid market positioning, strong momentum and an impressive line-up of new products and services. As a result, we are now expecting to surpass $2 billion in annual revenue and the 5 million subscriber milestone before the end of the fiscal year."

GAAP net income for the quarter was $111.1 million, or $0.56 per share diluted, as compared with net income of $70.6 million, or $0.36 per share diluted, in the same period last year. Excluding a provision of $6.2 million for an inventory write-down and incremental warranty item, as well as an additional NTP-related litigation expense of $6.6 million following the August 2, 2005 Appeals Court ruling, adjusted net income was $120.2 million, or $0.61 per share diluted. Excluding the inventory and warranty provision, proforma gross margin in the quarter was 56.2%. The adjusted net income and earnings per share do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. These adjusted measures should be considered in the context of RIM's GAAP results.

RIM is increasing revenue guidance for the third quarter of fiscal 2006, ending November 26, 2005. Revenue in the third quarter is now expected to be in the range of $540-$570 million. Subscriber additions in the third quarter are expected to be in the range of 680,000-710,000. Earnings per share for the third quarter continue to be forecast in the range of 62-68 cents per share diluted.

RIM is also introducing guidance for the fourth quarter of fiscal 2006, ending March 4, 2006. Revenue for the fourth quarter is currently expected to be in the range of $590-$620 million. Subscriber additions in the fourth quarter are expected to be in the range of 775,000-825,000. Earnings per share for the fourth quarter are expected to be in the range of 74-81 cents per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $1.9 billion as at August 27, 2005, compared to $1.8 billion at the end of the previous quarter, an increase of $116 million over the prior quarter. RIM's cash position, net of the $450 million litigation resolution amount, is approximately $1.61 billion as $163 million of the $450 million liability is already in escrow (recorded as restricted cash), and is not included in RIM's cash balance.


Reconciliation of GAAP net income as reported to adjusted net income (United States dollars, in thousands except per share data)

                                                                   For the three
                                                                    months ended
                                                                 August 27, 2005
--------------------------------------------------------------------------------

GAAP net income, as reported                                          $  111,055

Adjustments:

     Litigation provision                           $    6,640
     Inventory write-down & warranty provision           6,243
     Tax recovery, estimated at 29%                     (3,749)
                                                    -----------            9,134

                                                                      ----------
Adjusted net income                                                   $  120,189
                                                                      ==========

Adjusted net income per share                                         $     0.61
                                                                      ==========

Note: the adjusted net income and adjusted net income per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. Investors are encouraged to consider this adjusted measure in the context of RIM's GAAP results

Second Quarter Highlights:

o    RIM announced the BlackBerry(R) Smart Card Reader(TM).
o EADS and RIM form strategic alliance focused on delivering localized wireless date solutions to government organizations across Europe.
o    Sprint launched the BlackBerry 7250(TM) in the U.S.
o SunCom Wireless launched the BlackBerry 7100g(TM) for customers in the Southeastern United States and Puerto Rico.
o Digicel Group announced plans to introduce BlackBerry in eight countries throughout the Caribbean.
o    Entel PCS announced plans to introduce BlackBerry in Chile.
o    Tango announced plans to introduce BlackBerry in Luxembourg.
o E-Plus announced plans to introduce the BlackBerry 7290(TM) and BlackBerry Internet Service(TM) in Germany.
o    Airtel launched the BlackBerry 7100g in India.
o    Maxis launched BlackBerry Connect(TM) for the Sony Ericsson P910i in
     Malaysia.
o mobilkom austria launched BlackBerry Connect for the Nokia 9300 and the Sony Ericsson P910i.
o Avaya announced plans to extend secure enterprise communications applications to the BlackBerry platform over WLAN.
o BlackBerry ISV Alliance partners continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

Highlights Subsequent to Quarter End:

o    Siminn announced plans to launch BlackBerry in Iceland.
o    Og Vodafone announced plans to launch BlackBerry in Iceland.
o    Vodafone introduced BlackBerry in Greece.
o    TIM Hellas launched BlackBerry in Greece.
o O2 introduced BlackBerry Internet Service, the BlackBerry 7100x(TM) and the Nokia 9300 with BlackBerry Connect in Germany.
o Vodacom launched BlackBerry Connect for the MPx220 and Sony Ericsson P910i and BlackBerry Built-In(TM) for the Siemens SK65 in South Africa.
o Indosat introduced BlackBerry Connect for the Nokia 9300 and Nokia 9500 in Indonesia.
o Nokia announced availability of BlackBerry Connect for the Nokia 9300 and Nokia 9500 in Singapore.
o    AIS announced plans to launch BlackBerry in Thailand.
o    True announced plans to launch BlackBerry in Thailand.
o    Optus launched the Sony Ericsson P910i with BlackBerry Connect in
     Australia.
o RIM, Yahoo! and Rogers Wireless introduced Yahoo! Messenger on BlackBerry in Canada
o    RIM and Intel announced a technology collaboration
o    Cingular introduced BlackBerry Connect for the Nokia 9300 in the U.S.

The replay of the company's Q2 conference call can be accessed after 7 p.m. (eastern), September 28, 2005 until midnight (eastern), October 12, 2005. It can be accessed by dialing 416-640-1917 and entering passcode 21117893#. The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight October 12, 2005.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                                Investor Contact:
Courtney Flaherty                             RIM Investor Relations
Brodeur Worldwide for RIM                     519.888.7465
212.771.3637                                  investor_relations@rim.com
cflaherty@brodeur.com

                                       ###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to RIM's revenue and earnings expectations for the third and fourth quarters of fiscal 2006, anticipated growth in subscribers, plans relating to RIM, including plans for new product launches, and its expectations regarding its carrier partners. The terms and phrases, "energized by our prospects", "expects", "expected", "expecting", "plans", and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights, including the outcome of RIM's litigation with NTP, Inc.; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
           (United States dollars, in thousands except per share data)


Consolidated Statements of Operations


                                                                   For the three months ended
                                                            August 27,            May 28,         August 28,
          (unaudited)                                             2005               2005               2004
-------------------------------------------------------------------------------------------------------------

Revenue                                                    $   490,082        $   453,948        $   310,182
Cost of sales                                                  221,067            203,731            151,501
                                                    ---------------------------------------------------------
Gross margin                                                   269,015            250,217            158,681
                                                    ---------------------------------------------------------

Gross Margin %                                                   54.9%              55.1%              51.2%

Expenses
Research and development                                        37,677             34,534             24,588
Selling, marketing and administration                           72,263             62,871             44,016
Amortization                                                    11,549             10,283              9,442
Litigation                                                       6,640              6,475             18,304
                                                    ---------------------------------------------------------
                                                               128,129            114,163             96,350
                                                    ---------------------------------------------------------

Income from operations                                         140,886            136,054             62,331

Investment income                                               15,700             13,816              8,588
                                                    ---------------------------------------------------------
Income before income taxes                                     156,586            149,870             70,919
Provision for income taxes                                      45,531             17,350                326
                                                    ---------------------------------------------------------
Net Income                                                 $   111,055        $   132,520        $    70,593
                                                    =========================================================

Earnings per share
                                                    ---------------------------------------------------------
     Basic                                                  $     0.58         $     0.70         $     0.38
                                                    =========================================================
     Diluted                                                $     0.56         $     0.67         $     0.36
                                                    =========================================================

Weighted average number of common
shares outstanding (000's)
     Basic                                                     190,896            190,098            187,296
     Diluted                                                   198,417            197,872            197,717

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
           (United States dollars, in thousands except per share data)


 Consolidated Balance Sheets

As at                                                                           August 27,        February 26,
(unaudited)                                                                           2005                2005
---------------------------------------------------------------------------------------------------------------


Assets
Current
Cash and cash equivalents                                                    $   1,083,390        $    610,354
Short-term investments                                                             123,593             315,495
Trade receivables                                                                  232,816             210,459
Other receivables                                                                   49,962              30,416
Inventory                                                                           83,922              92,489
Restricted cash                                                                    162,802             111,978
Other current assets                                                                30,470              22,857
Deferred income tax asset                                                           97,783             150,200
                                                                      -----------------------------------------
                                                                                 1,864,738           1,544,248

Investments                                                                        691,598             753,868
Capital assets                                                                     269,907             210,112
Intangible assets                                                                   87,891              83,740
Goodwill                                                                            29,026              29,026
                                                                      -----------------------------------------
                                                                             $   2,943,160       $   2,620,994
                                                                      =========================================

Liabilities
Current
Accounts payable and accrued liabilities                                      $    207,903        $    155,597
Accrued litigation and related expenses                                            461,773             455,610
Income taxes payable                                                                 9,407               3,149
Deferred revenue                                                                    16,710              16,235
Current portion of long-term debt                                                      239                 223
                                                                      -----------------------------------------
                                                                                   696,032             630,814

Long-term debt                                                                       6,602               6,504
                                                                      -----------------------------------------
                                                                                   702,634             637,318
                                                                      -----------------------------------------

Shareholders' equity
Capital stock                                                                    1,903,860           1,892,266
Retained earnings                                                                  337,756              94,181
Accumulated other comprehensive loss                                                (1,090)             (2,771)
                                                                      -----------------------------------------
                                                                                 2,240,526           1,983,676
                                                                      -----------------------------------------
                                                                             $   2,943,160       $   2,620,994
                                                                      =========================================

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
           (United States dollars, in thousands except per share data)

Consolidated Statements of Cash Flows


                                                                           For the three         For the six
                                                                            months ended        months ended

(unaudited)                                                                 Aug 27, 2005        Aug 27, 2005
-------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                                                   $   111,055         $   243,575

Items not requiring an outlay of cash:
Amortization                                                                      20,967              39,193
Deferred income taxes                                                             31,532              48,921
Loss (gain) on disposal of capital assets                                             (3)                  2
Loss on foreign currency translation of long-term debt                                21                  44
                                                                      ---------------------------------------
                                                                                 163,572             331,735

Net changes in non-cash working capital items                                     10,838             (22,043)
                                                                      ---------------------------------------
                                                                                 174,410             309,692
                                                                      ---------------------------------------
Cash flows from financing activities
Issuance of share capital                                                          3,354              11,594
Repayment of debt                                                                   (57)               (110)
                                                                      ---------------------------------------
                                                                                   3,297              11,484
                                                                      ---------------------------------------
Cash flows from investing activities
Acquisition of investments                                                       (38,524)            (50,932)
Proceeds on sale or maturity of investments                                        6,236              27,491
Acquisition of capital assets                                                    (55,683)            (86,972)
Acquisition of intangible assets, net                                             (3,594)             (9,946)
Acquisition of subsidiaries                                                            -              (3,795)
Acquisition of short-term investments                                            (15,283)           (113,476)
Proceeds on sale or maturity of short-term investments                           100,207             389,490
                                                                      ---------------------------------------
                                                                                  (6,641)            151,860
                                                                      ---------------------------------------

Net increase in cash and cash equivalents for the period                         171,066             473,036

Cash and cash equivalents, beginning of period                                   912,324             610,354
                                                                      ---------------------------------------
Cash and cash equivalents, end of period                                   $   1,083,390       $   1,083,390
                                                                      =======================================





As at                                                                       Aug 27, 2005        May 28, 2005
-------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                  $   1,083,390         $   912,324
Short-term investments                                                           123,593             202,671
Investments                                                                      691,598             667,712
                                                                      ---------------------------------------
Cash, cash equivalents, short-term and long-term investments               $   1,898,581       $   1,782,707
                                                                      =======================================

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Research In Motion Limited
                                        ---------------------------------------
                                                     (Registrant)

Date:  September 28, 2005               By:     /s/      Dennis Kavelman
       -------------------------                --------------------------------
                                                            (Signature)
                                                Dennis Kavelman
                                                Chief Financial Officer